

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 19, 2008

Peter F. Benoist
Chief Executive Officer
Enterprise Financial Services Corp.
150 North Meramec
Clayton, MO 63105

> **Re:** **Enterprise Financial Services Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 29, 2008**
> **File No. 001-15373**

Dear Mr. Benoist:

We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

Sincerely,

William C-L Friar
Senior Financial Analyst